UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 812-13559

In the matter of:	:
:
ShariahShares Exchange-Traded Fund Trust	:
Florentez Investment Management, Inc.	:
:
:

Amended and restated application for an Order under (i) Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

All communications and orders to:	Saeid Hamedanchi Chief Executive Officer Florentez Investment Management, Inc. 12 Brillantez Irvine, CA 92620

With a copy to:	Douglas P. Dick Dechert LLP 4675 MacArthur Court, Suite 1400 Newport Beach, CA 92660
As filed with the Securities and Exchange Commission on February 1, 2010.

1 of 97 sequentially numbered pages

2 of 97 sequentially numbered pages

TABLE OF CONTENTS
(continued)

3 of 97 sequentially numbered pages

I. Introduction
     A. Summary of Application
     In this amended and restated application (the “Application”), the undersigned applicants (the “Applicants”) apply for and request an order under (i) Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act (the “Order”).1 The Order would permit, among other things:
•	open-end management investment company shares to trade on a national securities exchange as defined in section 2(a)(26) of the Act (“Exchange”), such as the New York Stock Exchange (“NYSE”), the NYSE Arca (the “NYSE Arca”), and the NASDAQ Stock Market, Inc. (“NASDAQ”) at negotiated market prices rather than at net asset value;

•	the investment company’s exchange-traded shares to be redeemable in large aggregations only;

•	certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment company’s exchange-traded shares;

•	payment or satisfaction of redemptions to be provided in periods exceeding seven days in certain circumstances; and

[1]	All existing entities that intend to rely on the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

4 of 97 sequentially numbered pages

•	management investment companies and unit investment trusts to acquire Fund Shares (as defined below) beyond the limits of Section 12(d)(1)(A) of the Act and the Index Funds (as defined below) and/or a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Broker”) to sell shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
     Applicants believe that: (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions (a) are reasonable and fair and do not involve overreaching on the part of any person concerned, (b) are consistent with the policies of the registered investment companies involved, and (c) are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.
B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission
     The relief requested in this Application is substantially identical to prior relief granted by the Securities and Exchange Commission (the “Commission”) to other exchange traded funds (“ETFs”).2

[2]	See ALPS ETF Trust, Investment Company Act Release Nos. 28235 (Apr. 9, 2008) (notice) and 28262 (May 1, 2008) (order) (the “ALPS Order”); PowerShares Exchange-Traded Fund Trust, Investment Company Act Release Nos. 25961 (Mar. 4, 2003) (notice) and 25985 (order) (March 28, 2003) (the “PowerShares Order”); and Barclays Global Fund Advisers, Investment Company Act Release Nos. 24394 (Apr. 17, 2000) (notice) and 24451 (May 12, 2000) (order) (the “iShares Order”). The term “Prior ETF Orders” is used herein when referring to all of the aforementioned orders granting relief in respect of exchange-traded shares issued by investment companies.

5 of 97 sequentially numbered pages

II. Background
     A. General
     ShariahShares Exchange-Traded Fund Trust (the “Trust”) is a statutory trust that is organized under the laws of Delaware. Florentez Investment Management Company, Inc. (the “Adviser”) is a California corporation.
     Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies, in addition to the Trust, that may be formed as a separate trust or as a separate series of the Trust or one or more other trusts (each, an “Index Fund”). Each Index Fund will hold certain equity securities (“Portfolio Securities”) consisting largely of some or all of the component securities (the “Component Securities”) of a specified equity securities index (individually, an “Underlying Index” and collectively, the “Underlying Indices”) selected to correspond generally to the price and yield performance of such Underlying Index.
     For purposes of this Application, references to Index Funds include both the Initial Index Funds (as defined below) and additional Index Funds that the board of trustees (the “Board”) of the Trust or of additional open-end management investment companies created by the Adviser may establish in the future (each, a “Future Index Fund”). Any Future Index Fund will be advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser and will comply with the respective terms and conditions of this Application. Applicants request that the requested relief herein also apply to Future Index Funds.
     Certain of the Underlying Indices will be comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers, and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic

6 of 97 sequentially numbered pages

Index”). Other Underlying Indices will be comprised of foreign equity securities or a combination of domestic and foreign equity securities (“Foreign Index”). Index Funds which track Domestic Indices are referred to herein as “Domestic Funds,” and Index Funds which track Foreign Indices are referred to herein as “Foreign Funds.”
     The Trust intends to initially offer and sell the ShariahShares FTSE USA Fund and the ShariahShares FTSE Developed ex-US Fund (each, an “Initial Index Fund”) pursuant to a registration statement on Form N-1A.3 The Trust is registered under the Act with the Commission as an open-end management investment company. The Trust will file a registration statement on Form N-1A with the Commission with respect to the Index Funds it intends to offer.
     Each Index Fund will issue, on a continuous offering basis, its shares (“Fund Shares”) in one or more groups of a fixed number of Fund Shares (ranging from 25,000 to 100,000 Fund Shares) (each such group, a “Creation Unit Aggregation”), and such fixed number will be set forth in the prospectus for each such Index Fund (each, a “Prospectus”).4 The size of such Creation Unit Aggregation for each Index Fund will be determined by the Adviser (as defined below), in part on the estimated initial trading price per Fund Share, its Underlying Index and intended audience. Applicants expect that the price per Fund Share of each Index Fund will fall in the range of $40 to $250. Accordingly, the price of a Creation Unit Aggregation will be between $1,000,000 (assuming the minimum number of 25,000 Fund Shares at the lowest price of $40) and $25,000,000 (assuming the maximum number of 100,000 Fund Shares at the highest price of $250).

[3]	See Section II.B (“The Initial Index Funds and Their Underlying Indices”) herein.

[4]	All representations and conditions contained in the Application that require an Index Fund to disclose particular information in the Index Fund’s Prospectus and/or annual report shall be effective with respect to the Index Fund until the time that the Index Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

7 of 97 sequentially numbered pages

     Fund Shares will be listed and traded individually on one or more of the NYSE, the NYSE Arca, NASDAQ or another Exchange.
     Fund Shares will not be individually redeemable; rather, only Fund Shares that are combined into Creation Unit Aggregations will be redeemable. Creation Unit Aggregations will not be listed or traded. Applicants intend that the initial net asset value (“NAV”) of Fund Shares will be established at a level convenient for trading purposes, as discussed above.
     Applicants believe that each Index Fund must offer securities that will be available on an open-end basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Unit Aggregations for redemption, if the intended objectives of the Index Funds are to be realized. In effect, the open-end structure of the Index Funds will permit efficiencies in pricing, be otherwise most responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Unit Aggregations shall be made generally by means of an in-kind tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum.5 This in-kind approach will minimize the need to liquidate Portfolio Securities held by an Index Fund to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Unit Aggregations and should permit closer tracking of the respective Underlying Index. In-kind purchases and redemptions will be made only in Creation Unit Aggregations.

[5]	See Sections II.K (“Sale of Fund Shares”) and II.M (“Redemption of Fund Shares”) herein.

8 of 97 sequentially numbered pages

     B. The Initial Index Funds and Their Underlying Indices
     As noted above, the Trust is organized as a statutory trust under the laws of Delaware, and the Trust is registered with the Commission under the Act as an open-end management investment company.6 The Initial Index Funds are separate series of the Trust and will offer and sell Fund Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933, as amended (the “Securities Act”).
     The Initial Index Funds are the ShariahShares FTSE USA Fund and the ShariahShares FTSE Developed ex-US Fund. The ShariahShares FTSE USA Fund will seek investment results that correspond, before fees and expenses, generally to the price and yield performance of the FTSE Shariah USA Index. The FTSE Shariah USA Index is market capitalization weighted and comprises of large and mid cap U.S. stocks. As of August 31, 2009, the FTSE Shariah USA Index consisted of approximately 241 stocks.7
     The ShariahShares FTSE Developed ex-US Fund will seek investment results that correspond, before fees and expenses, generally to the price and yield performance of the FTSE Shariah Developed ex US Index. The FTSE Shariah Developed ex US Index is market capitalization weighted and represents the developed stock markets outside of the United States. It comprises 25 of the 48 countries in the standard FTSE GEIS Index Series, not including Frontier Markets. The countries included are: Australia, Austria, Belgium/Luxembourg, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, and the United Kingdom. The

[6]	Prior to offering Fund Shares, the Trust will file a registration statement on Form N-1A with the Commission.

[7]	The FTSE Shariah USA Index is more fully described in Appendix A herein.

9 of 97 sequentially numbered pages

index includes large and mid cap stocks. As of August 31, 2009, the FTSE Shariah Developed ex US Index consisted of approximately 551 stocks.8
     Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any Index Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features described herein that make the Index Funds significantly different from what the investing public associates with a traditional mutual fund. Instead, each Index Fund will be marketed as an “exchange-traded fund,” an “investment company,” a “fund,” or a “trust” offering Fund Shares.9
     C. The Adviser and the Sub-Adviser
     Florentez Investment Management, Inc., or an entity controlling, controlled by or under common control with the Adviser, will serve as the investment adviser to each Index Fund. The Adviser is a California corporation, with its principal office located at 12 Brillantez, Irvine, CA 92620. The Adviser will be registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”) prior to the commencement of investment operations of any Index Fund.
     The Adviser anticipates entering into a sub-advisory agreement with one or more sub-advisers (together with sub-advisers to any Future Index Funds, the “Sub-Advisers”). Each Sub-Adviser will be registered as an investment adviser under Section 203 of the Advisers Act. Other than in its capacity as a Sub-Adviser to an Index Fund, each Sub-Adviser will not be an affiliated person of the Adviser or the Trust.

[8]	The FTSE Shariah Developed ex US Index is more fully described in Appendix A herein.

[9]	See Section II.S (“Sales and Marketing Materials; Prospectus Disclosure”) herein.

10 of 97 sequentially numbered pages

     D. The Distributor
     The Trust anticipates entering into a distribution agreement with a Broker (a “Distributor”), pursuant to which the Distributor will serve as the distributor to each Index Fund. The Distributor will act as distributor and underwriter of the Creation Unit Aggregations of Fund Shares. The Distributor will distribute Fund Shares on an agency basis. The Distributor will not be an affiliated person of an Exchange, the Adviser, the Sub-Adviser or the Trust.10 The Distributor will be disclosed in the Prospectus and/or SAI (defined below).
E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent
     The Trust anticipates appointing The Bank of New York Mellon to act as administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and securities lending agent (“Securities Lending Agent”) of the Index Funds’ Portfolio Securities. The Trust anticipates appointing The Bank of New York Mellon in similar capacities for certain Future Index Funds. The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent will be disclosed in the Prospectus and/or statement of additional information (“SAI”) of each Index Fund. The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder. The Index Funds and the Securities Lending Agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company.

[10]	Applicants request that the Order also apply to any Distributor to the Index Funds that complies with the terms and conditions of the application.

11 of 97 sequentially numbered pages

     F. Applicability to Initial and Future Index Funds
     Applicants have selected the Underlying Indices identified in Appendix A to this Application as the Underlying Indices on which the Initial Index Funds will be based. The Initial Index Funds and each Future Index Fund will be entitled to use its respective Underlying Index pursuant to either a licensing agreement with any entity that creates, compiles, sponsors, or maintains an Underlying Index (each, an “Index Provider”) or a sub-licensing arrangement with the Adviser, which will have a licensing agreement with such Index Provider. An Index Provider will not provide recommendations to an Index Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, an Index Fund, the Adviser, any promoter of an Index Fund, the Sub-Adviser or the Distributor. The Index Provider to the Initial Index Funds is identified in Appendix B to this Application.
     Each Index Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).11
     G. Capital Structure and Voting Rights; Book-Entry
     Shareholders of an Index Fund will have one vote per Fund Share with respect to matters regarding such Index Fund for which a shareholder vote is required consistent

[11]	See Section II.N (“Qualification as Regulated Investment Company”) herein.

12 of 97 sequentially numbered pages

with the requirements of the Act and the rules promulgated thereunder and state law applicable to Delaware statutory trusts.
     Fund Shares will be registered in book-entry form only. The Index Funds will not issue individual Fund Share certificates. The Depository Trust Company (“DTC”), a limited purpose trust company organized under the laws of the State of New York, or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Fund Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through DTC and DTC Participants. All references herein to owners or holders of such Fund Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from an Index Fund to Beneficial Owners will be at such Index Fund’s expense through the customary practices and facilities of DTC and DTC Participants.
     H. Investment Objectives and Policies
     1. General
     The investment objective of each Index Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its Underlying Index. In seeking to achieve the investment objective, the Adviser or the Sub-Adviser will utilize the indexing investment approaches described below.

13 of 97 sequentially numbered pages

(a)	The Index Asset Basket
     Each Index Fund will invest at least 80% of its assets, exclusive of securities lending collateral held (its “Index Asset Basket”), in Component Securities of its respective Underlying Index, or in the case of Foreign Funds, in Component Securities and Depositary Receipts (as defined below) representing such securities.12
(b)	The Other Asset Basket – Portfolio Securities Not Included in Underlying Index
     Each Index Fund may also invest up to 20% of its assets (its “Other Asset Basket”) in certain stock index futures, stock options, options on stock index futures, and swap contracts, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, as well as in stocks not included in its Underlying Index but which the Adviser or Sub-Adviser believes will help the Index Fund track its Underlying Index. Circumstances in which an Index Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index include, but are not limited to: accepting Deposit Securities (as defined below) that are publicly announced as additions to the Index Fund’s Underlying Index prior to their actual date of inclusion in such Underlying Index; holding Portfolio Securities that have recently been deleted from

[12]	Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Depositary Receipts will typically be American Depositary Receipts (“ADRs”), but may include Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs are collectively referred to herein as “Depositary Receipts.” Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then-current Portfolio Deposit (as defined herein) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Foreign Index as Component Securities for purposes of any requirements that a percentage of a Foreign Fund’s portfolio be invested in Component Securities of its Foreign Index. See Sub-section II.H.4 (“Depositary Receipts”) herein.

14 of 97 sequentially numbered pages

the Index Fund’s Underlying Index due to various corporate actions (e.g., mergers) and reconstitutions; and meeting RIC diversification requirements.13
     Each Index Fund’s prospectus will disclose the minimum percentage of its assets that will comprise its Index Asset Basket and the maximum percentage of its assets that may comprise its Other Asset Basket.
     2. Replication Strategy and Representative Sampling
     Each Index Fund will utilize either a “replication strategy” or “representative sampling” as described below, which will be disclosed with regard to such Index Fund in its Prospectus.
     As discussed above, from time to time, adjustments will be made in the portfolio of an Index Fund in accordance with changes in the composition of the Index Fund’s Underlying Index or to maintain RIC compliance. Applicants expect that the returns of an Index Fund should be highly correlated with the returns of its Underlying Index, expecting that the correlation coefficient between such Index Fund and its Underlying Index will exceed 95% over extended periods.14

[13]	For example, if an issuer represents a percentage of an Underlying Index that is in excess of the RIC single issuer limits, the Adviser or the Sub-Adviser may invest in securities that are not Component Securities of such Underlying Index, but which the Adviser or the Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

[14]	A correlation coefficient is a standard measure of the degree of linear association between two data series (in this case, the periodic returns of an Index Fund and of its Underlying Index). Correlation coefficients can range from positive 100% (representing a perfect linear relationship, meaning that the returns for the two investments moved together in a completely linear manner) to negative 100% (meaning that returns moved in a completely opposite direction). A correlation coefficient of zero would mean that the returns had no linear relationship, that is, that they were uncorrelated statistically. See Reilly, “Investment Analysis and Portfolio Management”, pp. 248-51 (1994). Another means of evaluating the degree of correlation between the returns of an Index Fund and its Underlying Index would be to assess the “tracking error” between the two. Applicants expect that the returns of the Index Funds will have an annual tracking error of less than 5% in absolute return (500 basis points) relative to its Underlying Index. Tracking error means the variation between the Index Fund’s annual return and the return of its Underlying Index, expressed in terms of standard deviation. This means that the actual percentage variation in a given year between the Index Fund’s return and the return of its Underlying Index will be less than the tracking error roughly 67% of the time (67% of the time approximates one standard deviation in a normal statistical distribution), and will be less than twice the tracking error, 95% of the time (95% of the time approximates two standard deviations). See Maginn & Tuttle, “Managing Investment Portfolios — A Dynamic Process,” p. 9-7 (1990).

15 of 97 sequentially numbered pages

(a)	Replication Strategy
     An Index Fund using a replication strategy will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. An Index Fund using representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index basket that contains hundreds of Component Securities, or in certain instances, when a Component Security is illiquid.
(b)	Representative Sampling
     An Index Fund using representative sampling will invest in what it believes is a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser or the Sub-Adviser using quantitative analytical procedures. Stocks are selected for inclusion in an Index Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of such Index Fund’s Underlying Index taken in its entirety.
     If the representative sampling technique is used by an Index Fund, such Index Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of such Underlying Index with the same weighting as such Underlying Index.

16 of 97 sequentially numbered pages

     3. Additional Policies
     The Index Funds will adopt certain fundamental policies consistent with the Act and will be classified as either “diversified” or “non-diversified” under the Act. The Index Funds, regardless of whether classified as diversified or non-diversified, intend to maintain the required level of diversification and otherwise conduct their operations so as to qualify as a RIC for purposes of the Code in order to relieve such Index Funds of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.
     4. Depositary Receipts
     As noted above, at least 80% (exclusive of securities lending collateral held) of each Foreign Fund’s assets will be invested in Component Securities and Depositary Receipts. Applicants intend that a Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Foreign Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in a Foreign Fund’s portfolio.
     Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (the “underlying securities”) that have been deposited with the depositary. To the extent that a Foreign Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available. A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.15

[15]	Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

17 of 97 sequentially numbered pages

     Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Adviser or the Sub-Adviser believes that holding the Depositary Receipt, rather than the underlying foreign Component Security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then current Portfolio Deposit16 (as defined below). In certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. Also, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Fund Securities (as defined herein) received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs.17 In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit upon creation or distributed as Fund Securities upon redemption. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

[16]	For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt.

[17]	For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul.

18 of 97 sequentially numbered pages

     Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Foreign Fund is invested in Depositary Receipts and a Foreign Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Foreign Index.18 Applicants expect any such impact to be insignificant as the Adviser or Sub-Adviser will monitor each Foreign Fund’s portfolio and Foreign Index on a daily basis and would take appropriate action as warranted (such as rebalancing the Foreign Fund’s portfolio) to reduce potential tracking error.
     Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. A Foreign Fund will be transparent and will publish each Business Day (as defined below) a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit will be updated throughout the day. Authorized Participants (as defined herein) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit.

[18]	The value of a Foreign Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

19 of 97 sequentially numbered pages

     Applicants therefore expect that a Foreign Fund’s investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of such Foreign Fund. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, Applicants do not anticipate any liquidity issues with respect to a Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.
          (a) Conflicts of Interest
     With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of the Adviser will serve as the depositary bank for any Depositary Receipts held by a Foreign Fund. However, a Foreign Fund may invest in Depositary Receipts for which the Depositary Receipts Division of a Sub-Adviser, (the “Sub-Adviser DR Division”) acts as depositary bank.
     In theory, the activities of a Sub-Adviser DR Division may create the potential for conflicts of interest because the Sub-Adviser DR Division, as a separate division of the Sub-Adviser, might have incentives to favor Depositary Receipts for which Sub-Adviser DR Division acts as a depository bank. The Sub-Adviser theoretically could include such Depositary Receipts as part of a Foreign Fund’s Portfolio Securities when doing so might not be in the best interests of such Foreign Fund.
     To minimize the potential for conflicts, the Sub-Adviser will be required to obtain the authorization of the Adviser to include in a Foreign Fund’s Deposit Securities

20 of 97 sequentially numbered pages

or Portfolio Securities any Depositary Receipt for which the Sub-Adviser DR Division acts as depository bank. To the extent it is not reasonably practicable for the Sub-Adviser to obtain prior authorization of its decision to cause a Foreign Fund to invest in such Depositary Receipts, as where market conditions make prompt action appropriate, the Sub-Adviser shall seek ratification of its actions from the Adviser. The Adviser shall grant such authorization (or ratification) only if it believes that doing so would be in the best interests of a Foreign Fund based on an analysis of, for example, the impact that the use of Depositary Receipts would have on the liquidity, tradability and settlement of the Foreign Fund’s Deposit Securities and Portfolio Securities and the ability of the Foreign Fund to track its Foreign Index.
     Applicants will also require the Sub-Adviser to provide a monthly report to the Adviser showing for each Foreign Fund (a) the Index Fund’s holdings (if any) of Depositary Receipts for which Sub-Adviser DR Division acts as the depository bank, and (b) such information as the Adviser deems appropriate in connection with the “best interest” finding described above. The monthly reports (or a summary of the information contained therein) will be presented to the Board of the Foreign Fund at least annually. Applicants further note that the potential for conflicts is minimized by the Sub-Adviser’s use of computer programs or “optimizers” in conjunction with the representative sampling of a Foreign Fund. The identity of the depository bank of any Depositary Receipts is not, and will not be, a criteria used by the optimizers or the Sub-Adviser to identify securities for inclusion in a Foreign Fund’s portfolio.
     I. Fund Management
     While the Index Funds will be managed by the Adviser and one or more Sub-Advisers, as applicable, the Board will have overall responsibility for each Index Fund’s operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

21 of 97 sequentially numbered pages

     J. Exchange Listing
     The Trust, on behalf of the Initial Index Funds, intends to submit an application to list Fund Shares of the Initial Index Funds on the NYSE Arca and intends to list Fund Shares of Future Index Funds on the NYSE Arca or another Exchange. The Distributor will serve as principal underwriter only of the Creation Unit Aggregations of Fund Shares. The principal secondary market for Fund Shares of the Index Funds will be the primary listing Exchange.
     Fund Shares of the Initial Index Funds will be traded on an Exchange in a manner similar to other ETFs cited in Footnote 2 of this Application (collectively, “Prior ETFs”).19 Applicants intend to satisfy all listing requirements for an Index Fund to maintain its listing on the Exchange, including meeting minimum threshold requirements related to beneficial holders, maintaining Underlying Indices and any additional listing requirements the Exchange deems advisable.
     It is expected that one or more member firms of a listing Exchange will be designated to act as a specialist or market maker and maintain a market on the Exchange for Fund Shares trading on the Exchange (each a “Market Maker”).20 No Market Maker for Fund Shares will be an affiliated person, or an affiliated person of an affiliated person, of an Index Fund, except potentially under section 2(a)(3)(A) or (C) solely due to ownership of Fund Shares.

[19]	Fund Shares listed on the NYSE or NYSE Arca will be traded in a manner similar to such other ETFs that trade on the NYSE or NYSE Arca as SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, PowerShares, and iShares. Fund Shares listed on NASDAQ will be traded in a manner similar to such other ETFs that trade on NASDAQ as BLDRS and QQQs and other ETFs that trade on NASDAQ pursuant to unlisted trading privileges.

[20]	If Fund Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Fund Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Fund Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Index Funds, within the meaning of Section 2(a)(3) of the Act, except as described below in Section IV.C.

22 of 97 sequentially numbered pages

     Pursuant to applicable Exchange rules, suspension of trading in or removal from listing of an Index Fund would be considered under certain circumstances. In addition, if an Index Fund ceases operation and terminates, the applicable Exchange may remove the Fund Shares of the Index Fund from listing and trading.
     As long as an Index Fund operates in reliance on the requested Order, Fund Shares will be listed on an Exchange.
     K. Sale of Fund Shares
     1. General
     Each Index Fund will offer, issue and sell Fund Shares to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per share next determined after an order is received and in proper form. The NAV of each Index Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (the “Closing Time”) on each day that the NYSE is open for trading. Each Index Fund will sell and redeem Creation Unit Aggregations only on a “Business Day,” which is defined as any day that the NYSE, the Trust and the Custodian are open for business, which includes any day that an Index Fund is required to be open under Section 22(e) of the Act.
          (a) Creation Unit Aggregations
     In order to keep costs low and permit the Index Funds to be as fully invested as possible, Fund Shares generally will be purchased in Creation Unit Aggregations in exchange for the in-kind deposit by the purchaser (except with respect to certain Index Funds as set forth below) of a portfolio of securities designated by the Adviser or the Sub-Adviser to correspond generally to the price and yield performance of the applicable Underlying Index (the “Deposit Securities”), together with the deposit of a specified cash payment in a manner more fully described below.

23 of 97 sequentially numbered pages

     Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Unit Aggregations generally will be made by the Index Funds through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in a manner more fully described below.21 Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with the purchase of Creation Unit Aggregations for the same day.22 Such an in-kind policy will minimize portfolio turnover and brokerage expenses.23 However, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an in-kind basis exclusively.
     Over time, the Adviser or Sub-Adviser may conclude that operating on an exclusively in-kind basis for an Index Fund may present operational problems for such Index Fund. Therefore, an Index Fund may permit, in its discretion under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for such Index Funds to preserve maximum efficiency and flexibility, such Index Funds reserve the right to determine in the future

[21]	The Index Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the securities held by the Index Funds. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, each Index Fund will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Fund Securities. The prospectus for each Index Fund will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”) will not be able to receive Fund Securities that are restricted securities eligible for resale under rule 144A.”

[22]	See Section II.M (“Redemption of Fund Shares”) herein.

[23]	Personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Adviser, Sub-Adviser or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”). See infra Footnote 32. These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively managed accounts of the Adviser or Sub-Adviser.

24 of 97 sequentially numbered pages

that Fund Shares may be purchased in Creation Unit Aggregations on a “cash-only” basis.
     The decision to permit “cash-only” purchases of Creation Unit Aggregations, to the extent made at all in the future, would be made if the applicable Index Fund and the Adviser or the Sub-Adviser believed such method would reduce such Index Fund’s transaction costs or would enhance the Index Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of an Index Fund’s portfolio is required, the Adviser or the Sub-Adviser might prefer to receive “cash-only” rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases. If the Index Fund were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities to properly track the applicable Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Index Fund had received payment for the Creation Unit Aggregations in cash.
          (b) Transaction Fees
     Transaction expenses, including operational, processing and brokerage costs, will be incurred by an Index Fund when investors purchase or redeem Creation Unit Aggregations in-kind. Such expenses have the potential to dilute the interests of each Index Fund’s existing shareholders. Hence, purchase or redemption transaction fees (“Transaction Fees”) will be imposed in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Unit Aggregations, the Transaction Fees will be borne only by such purchasers or redeemers. Where an Index Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its

25 of 97 sequentially numbered pages

investment to cover the cost of purchasing such Deposit Securities, including operational, processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities.
     The exact amounts of Transaction Fees (including the maximum Transaction Fee) will be determined separately for each Index Fund and will be fully disclosed in each Index Fund’s Prospectus. The method of calculating such Transaction Fees will be disclosed in each Index Fund’s Prospectus or SAI. Variations in Transaction Fees may be imposed from time to time as disclosed in an Index Fund’s Prospectus, in accordance with Rule 22d-1 under the Act, and the method of determining such variations will be disclosed in the SAI. From time to time and for such periods as the Adviser or the Sub-Adviser in their discretion may determine, the Transaction Fees for purchase or redemption of Creation Unit Aggregations for an Index Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then current registration statement. Such Transaction Fees will be limited to amounts that have been determined by the Adviser or the Sub-Adviser to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Fund Securities of the Index Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.
     Fund Shares will be issued only in Creation Unit Aggregations of a fixed number of Fund Shares as specified in each Index Fund’s Prospectus.24 As discussed above, individual Fund Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Each individual Fund Share will be issued by the applicable Index Fund and, accordingly, the acquisition of any Fund Shares by an

[24]	See supra Section II.A.

26 of 97 sequentially numbered pages

investment company, whether acquired from the Index Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application.25
          (c) Authorized Participants
     All orders to purchase Fund Shares in Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party” (i.e., a broker-dealer, other participant in the Continuous Net Settlement (“CNS”) System of NSCC or a clearing agency registered with the Commission), or (2) a DTC Participant, which in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange.
     The Distributor will be responsible for transmitting the orders to the Index Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form.26 Subsequent to the acceptance of an order to purchase Fund Shares in Creation Unit Aggregations, upon delivery of the requisite Deposit Securities and cash balancing payment or “cash-in-lieu” amount, each as described below, the Distributor will instruct the applicable Index Fund to initiate “delivery” of the appropriate number of Fund Shares of the applicable Index Fund to the book-entry account specified by the entity placing the order.27 The Distributor also will be responsible for delivering an Index Fund’s

[25]	See Section IV.E (“Exemption from the Provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act”) herein.

[26]	See Sections II.K.3 (“Placement and Acceptance of Creation Unit Aggregation Purchase Orders”) and II.K.4 (“Purchases Through the Fund Shares Clearing Process”) herein.

[27]	See Section II.K.3 (“Placement and Acceptance of Creation Unit Aggregation Purchase Orders”) herein.

27 of 97 sequentially numbered pages

Prospectus to those persons purchasing Fund Shares in Creation Unit Aggregations and for maintaining records of both the orders placed with it and the acceptance confirmations furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Index Fund to implement the delivery of Fund Shares.
     2. Payment Requirements for Creation Unit Aggregations
     Payment with respect to Creation Unit Aggregations placed through the Distributor will be made by the purchasers generally by an in-kind deposit with an Index Fund of the Deposit Securities28 and an amount of cash, the “Balancing Amount,”29 specified by the Adviser or the Sub-Adviser (the deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit”). A Portfolio Deposit will apply to all purchases of Creation Unit Aggregations until a new Portfolio Deposit for an Index Fund is announced.
     The Adviser or the Sub-Adviser will make available on each Business Day, prior to the opening of trading on the primary listing Exchange (currently expected to be 9:30 a.m. ET), the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Index Fund (the “Creation List”).30 Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Unit Aggregations of a given

[28]	See supra Section II.H (“Investment Objectives and Policies”).

[29]	The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit Aggregation) of the applicable Index Fund and (2) the total aggregate market value (per Creation Unit Aggregation) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit Aggregation and that of the Deposit Amount.

[30]	Applicants expect the same information to be provided prior to the opening of trading on any other Exchange that is the primary listing Exchange for Fund Shares.

28 of 97 sequentially numbered pages

Index Fund until such time as the next-announced Portfolio Deposit composition is made available.
     The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Index Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or the Sub-Adviser with a view to the investment objective of such Index Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index. The adjustments described above will reflect changes, known to the Adviser or the Sub-Adviser by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Index Fund, or resulting from stock splits and other corporate actions.
     In addition, the Trust reserves the right with respect to each Index Fund to permit or require the substitution of an amount of cash (i.e., a cash in lieu amount) to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Index Fund upon the purchase of Fund Shares in Creation Unit Aggregations, (2) may not be eligible for transfer31 through the Fund Shares Clearing Process (as defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Unit Aggregations are available or specified for an Index Fund, they will be effected in essentially the same manner as in-kind purchases of Fund Shares. In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an in-kind purchase, plus the same Balancing

[31]	Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Fund Shares Clearing Process (defined below).

29 of 97 sequentially numbered pages

Amount required to be paid by an in-kind purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Index Fund and will affect the value of all Fund Shares. Hence, the Adviser or the Sub-Adviser may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution.32 While it is currently contemplated that the Index Funds will generally operate on an in-kind basis, in lieu of all the specified Deposit Securities if the Adviser or Sub-Adviser believes such all-cash payments would reduce an Index Fund’s transaction costs or enhance the Index Fund’s operating efficiency, the Index Funds and any Future Index Funds reserve the right to accept and deliver Creation Unit Aggregations entirely for cash.
     Creation Unit Aggregations may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Unit Aggregations of Fund Shares of Domestic Funds placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Unit Aggregations of Fund Shares (such process being referred to herein as the “Fund Shares Clearing Process”) or (2) deposit Portfolio Deposits with an Index Fund “outside” the Fund Shares Clearing Process through the facilities of DTC. Authorized Participants making payments for Creation Unit Aggregations of Fund Shares of Foreign Funds placed through the Distributor must have international trading capabilities and must deposit the Portfolio Deposit with such Index Fund “outside” the

[32]	See supra Section II.K.1 above.

30 of 97 sequentially numbered pages

Fund Shares Clearing Process through the Index Fund’s custodian and relevant sub-custodians, as applicable, in the manner described below.
     All orders to purchase Creation Unit Aggregations, whether through or “outside” the Fund Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below) in each case on the date such order is placed (the “Transmittal Date”) in order for creation of Creation Unit Aggregations to be effected based on the NAV of the relevant Index Fund as determined on such date. In the case of custom orders,33 the order must be received by the Distributor no later than 3:00 p.m. ET. The procedures for making payment through and “outside” the Fund Shares Clearing Process will be set forth in detail in each Index Fund’s SAI.34
     3. Placement and Acceptance of Creation Unit Aggregation Purchase Orders
     To initiate an order for a Creation Unit Aggregation of an Index Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (the “Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time is currently 4:00 p.m. ET for purchases of Fund Shares. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET. Once the Distributor receives a notice of an intent to submit an order, the Distributor will cause the Adviser, the Sub-Adviser and the Custodian to be informed of such notice.

[33]	A custom order may be placed by an Authorized Participant in the event that the Index Fund permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

[34]	See Sections II.K.3 (“Placement and Acceptance of Creation Unit Aggregation Purchase Orders”), II.K.4 (“Purchases Through the Fund Shares Clearing Process”), and II.K.5 (“Purchases “Outside” the Fund Shares Clearing Process”) herein.

31 of 97 sequentially numbered pages

     4. Purchases Through the Fund Shares Clearing Process
     An entity purchasing Creation Unit Aggregations of Fund Shares of Domestic Funds may use the Fund Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the applicable Index Fund, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Unit Aggregations of Fund Shares placed through the Distributor, such Fund Shares will be delivered to the purchaser thereof.
     5. Purchases “Outside” the Fund Shares Clearing Process
     An entity purchasing Creation Unit Aggregations of Fund Shares of Domestic Funds “outside” the Fund Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Fund Shares Clearing Process. Such Transaction Fee will be calculated in the manner disclosed in the Index Fund’s Prospectus and/or SAI. Upon the deposit of the requisite Portfolio Deposits in payment for Creation Unit Aggregations placed through the Distributor, such Fund Shares in Creation Unit Aggregations will be delivered to the purchasers thereof.
     The Fund Shares Clearing Process is not currently available for purchases (or redemptions) of Creation Unit Aggregations of a Foreign Fund. An entity purchasing (or redeeming) such Creation Unit Aggregations must therefore go “outside” the Fund Shares Clearing Process. Once the Custodian has been notified of an order to purchase, the Custodian will provide such information to the relevant sub-custodian(s) of each such Foreign Fund, as applicable. The Custodian shall cause the sub-custodian(s) of each such Foreign Fund, as applicable, to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such

32 of 97 sequentially numbered pages

securities, in the case of a permitted or required cash purchase or cash in lieu amount), with any appropriate adjustment as advised by such Index Fund. Deposit Securities must be maintained by the applicable local sub-custodian(s), as applicable.
     Following the notice of intention, an irrevocable order to purchase Creation Unit Aggregations in the form required by the applicable Index Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the date such request is submitted. The Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the applicable Index Fund, immediately-available or same-day funds estimated by such Index Fund to be sufficient to pay the Balancing Amount next determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the Creation Unit Aggregation.
     Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Index Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Index Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.
     Once an Index Fund accepts an order, upon the next determination of the NAV per Fund Share of the relevant Index Fund, such Index Fund will confirm the issuance, against receipt of payment, of a Creation Unit Aggregation of such Index Fund at such NAV per Fund Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

33 of 97 sequentially numbered pages

     A Creation Unit Aggregation of an Index Fund will not be issued until the transfer of good title to such Index Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit an Index Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust and any Index Fund of purchasing such securities and the value of the collateral. An Index Fund’s SAI may contain further details relating to such collateral procedures.
     6. Rejection of Creation Unit Aggregation Purchase Orders
     As noted above, the Distributor may reject any order to purchase Creation Unit Aggregations of Fund Shares that is not submitted in proper form. In addition, an Index Fund may reject a purchase order transmitted to it by the Distributor if:
•	the purchaser or group of related purchasers, upon obtaining the Creation Unit Aggregations of Fund Shares of an Index Fund, would own eighty percent (80%) or more of the outstanding Fund Shares of such Index Fund;

•	the Deposit Securities delivered do not contain the securities that the Adviser or Sub-Adviser specified;

34 of 97 sequentially numbered pages

•	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing an Index Fund to no longer meet RIC status under the Code for federal tax purposes;[35]

•	the acceptance of the Portfolio Deposit would, in the opinion of the Index Fund, be unlawful, as in the case of a purchaser banned from trading in securities;

•	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Index Fund, the Adviser or the Sub-Adviser, have an adverse effect on such Index Fund or on the rights of Beneficial Owners; or

•	there exist circumstances outside the control of an Index Fund that make it impossible to process purchases of Creation Unit Aggregations of Fund Shares for all practical purposes.[36]
     L. Pricing
     The price of Fund Shares trading on an Exchange will be based on a current bid/offer market. The price of Fund Shares of each Index Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Index Fund. In addition, Fund Shares will be available for purchase or sale on an intraday basis on an Exchange and will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Fund Shares. No secondary sales will be made to brokers or dealers at a concession

[35]	See Section II.N. (“Qualification as Regulated Investment Company”) herein.

[36]	Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting such Index Fund, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

35 of 97 sequentially numbered pages

by the Distributor or by an Index Fund. Transactions involving the sale of Fund Shares on an Exchange will be subject to customary brokerage commissions and charges.
     Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Index Funds particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Fund Shares.
     Applicants note that the pricing of Fund Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of Prior ETFs, the individual securities of which are traded on an Exchange but which also permit on a continuous basis the redemption of specified aggregations of individual securities. Applicants understand that the shares of ETFs trading on the NYSE Arca and other Exchanges generally have traded close to their respective NAVs on a per share basis since the commencement of trading. It is apparent to Applicants that an exchange-traded open-end investment company which provides a daily redemption feature affords significant possible benefits for certain types of investors.
     M. Redemption of Fund Shares
     Beneficial Owners of Fund Shares may sell their Fund Shares in the secondary market, but must accumulate enough Fund Shares to constitute a Creation Unit Aggregation in order to redeem through the applicable Index Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Unit Aggregations will be redeemable at their NAV per Fund Share next determined after receipt of a request for redemption by the applicable Index Fund. Each Index Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of an Index Fund in cash, in-kind, or a combination of both, provided the value of its redemption

36 of 97 sequentially numbered pages

payments on a Creation Unit Aggregation basis equals the NAV times the appropriate number of Fund Shares of such Creation Unit Aggregation. Creation Unit Aggregations of each Index Fund will be redeemed principally in-kind (together with a balancing cash payment), as described below, except in certain circumstances, discussed below, in which Creation Unit Aggregations may be redeemed in exchange wholly or in part for cash.
     Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act except as may be permitted under the relief requested from 22(e) in connection with certain Foreign Funds.
     Subject to the foregoing, Creation Unit Aggregations of each Index Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (as defined below) and Fund Securities in effect on the date a request for redemption is made.37
     The Adviser or Sub-Adviser will publish daily the list of Fund Securities which a redeemer will receive from the Index Funds (the “Redemption List”).38 In some

[37]	In the event that either the Trust or any Index Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but either the Trust or an Index Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Trust or such Index Fund entitled to vote. Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents provide that the Board has the unrestricted power to alter the number of Fund Shares in a Creation Unit Aggregation. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Fund Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

[38]	The Adviser, Sub-Adviser, and the Distributor each has adopted a Code of Ethics as required under Rule 17j-1 of the Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser, Sub-Adviser, and the Distributor have also adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder.

37 of 97 sequentially numbered pages

instances, the Creation List may differ slightly from the Redemption List.39 An Index Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that Fund Securities on the Redemption List have a value greater than the NAV of the Fund Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Index Fund. An Index Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeeming investor if such Index Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.40
     Redemption of Fund Shares in Creation Unit Aggregations will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Fund Shares. Redemption of Fund Shares may be made either through the Fund Shares Clearing Process (with respect to Domestic Funds) or “outside” the Fund Shares Clearing Process through the facilities of DTC (with respect to Domestic Funds, as applicable, and Foreign Funds).

[39]	As discussed above in Section II.H. “Investment Objectives and Policies,” under limited circumstances, each Index Fund may be holding certain Portfolio Securities which are (i) scheduled to be added, but not yet added, to the Underlying Index, (ii) deleted from the Underlying Index but not deleted from the Index Fund’s portfolio or (iii) not Component Securities of the Underlying Index due to RIC compliance requirements.

[40]	See supra Section II.K.1 (“Sale of Fund Shares – General”).

38 of 97 sequentially numbered pages

     As discussed above,41 a redeeming investor will pay a Transaction Fee to offset the applicable Index Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor.42 An entity redeeming Fund Shares in Creation Unit Aggregations “outside” the Fund Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Fund Shares Clearing Process. A redeeming investor receiving cash in lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such Fund Securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Unit Aggregations using a cash in lieu portion,43 and will be calculated in the manner as disclosed in each Index Fund’s Prospectus and/or SAI.
     To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit Aggregation to be redeemed to the Distributor on behalf of an Index Fund by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the remaining Fund Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of

[41]	See supra Section II.K.1 (“Sale of Fund Shares – General”).

[42]	A redemption request through the Fund Shares Clearing Process must be received by the Distributor at a time specified by such Index Fund (currently expected to be 4:00 p.m. ET).

[43]	See supra Section II.K.1 (“Sale of Fund Shares – General”).

39 of 97 sequentially numbered pages

collateral. The Participant Agreement will permit the relevant Index Fund to use such collateral to purchase the remaining Fund Shares or acquire the Fund Securities and the Balancing Amount underlying such Fund Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of such Index Fund acquiring such Fund Shares, Fund Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
     A redemption request outside the Fund Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor, and (ii) arrangements satisfactory to such Index Fund are in place for the Authorized Participant to transfer or cause to be transferred to such Index Fund the Creation Unit Aggregation of Fund Shares through the book-entry system of DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, an Index Fund in its discretion may require or permit cash to be substituted for Fund Shares.
     In the case of Fund Shares of Foreign Funds, upon redemption of Creation Unit Aggregations and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities

40 of 97 sequentially numbered pages

in such jurisdictions and in certain other circumstances,44 an Index Fund may in its discretion exercise its option to redeem such Fund Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Fund Shares based on the NAV of Fund Shares of the relevant Index Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above.
     N. Qualification as Regulated Investment Company
     Each Index Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Index Fund effectively will be treated as if it were a separate corporation and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.
     The Trust, on behalf of each Index Fund, will have the right to reject an order for purchase of Creation Unit Aggregations of Fund Shares upon an in-kind deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Fund Shares so ordered, own eighty percent (80%) or more of the outstanding Fund Shares of a given Index Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Index Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Index Fund will have the right to require and rely upon information necessary to determine beneficial share ownership for purposes of the eighty percent determination or in lieu of this, accept a certification from a broker-dealer who is a

[44]	Applicants note that certain holders of Fund Shares residing in a country that is the locale of a Foreign Index may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Foreign Fund may adopt a policy that such resident shareholders may redeem Creation Unit Aggregations solely for cash.

41 of 97 sequentially numbered pages

member of the Exchange which is the primary listing exchange that the cost basis of the securities deposited is essentially identical to their market value at the time of deposit.
     O. Dividend Reinvestment Service
     The Index Funds will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers. The SAI will also caution interested Beneficial Owners that each broker may require investors to adhere to specific procedures and timetables in order to participate in the service, and such investors should ascertain from their brokers such necessary details. Fund Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Fund Shares. Brokerage commissions and other costs, if any, incurred in purchasing Fund Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.
     P. Shareholder Transaction and Distribution Expenses
     No sales charges for purchases of Creation Unit Aggregations of Fund Shares of any Index Fund are contemplated. Each Index Fund may be authorized to implement a plan under Rule 12b-1 of the Act pursuant to which an Index Fund may charge a fee of up to 25 basis points, calculated on the average daily NAV of the Index Fund. Such a plan, if implemented, will be disclosed in the Index Fund’s Prospectus. As indicated above,45 each Index Fund will charge a Transaction Fee only to those investors

[45]	See supra Sections II.K (“Sale of Fund Shares”) and II.M (“Redemption of Fund Shares”).

42 of 97 sequentially numbered pages

purchasing and redeeming Creation Unit Aggregations of its Fund Shares. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses.
     Q. Shareholder Reports
     Each Index Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Index Funds’ distributions. Each Index Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Fund Shares, its annual shareholder report containing audited financial statements and copies of annual and semi-annual shareholder reports.
     R. Availability of Information Regarding Fund Shares and Underlying Indices
     Applicants intend that the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day per outstanding Fund Share of each Index Fund will be made available on each Business Day, prior to the opening of business (subject to amendments) on the NYSE Arca (currently 9:30 a.m., Eastern time). The Transfer Agent intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the primary listing Exchange. With respect to each Index Fund, the primary listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association (the “CTA”) an Intra-day Optimized Portfolio Value (the “IOPV”), which is the amount representing on a per Fund Share basis the sum of the current value of the Deposit Securities based on their then-current market price and the estimated Balancing Amount. The IOPV will be updated throughout the day to reflect changing prices of the Index Fund’s Deposit Securities. With respect to Foreign Funds, as the respective international local markets close, the market value of the Deposit Securities will continue to be

43 of 97 sequentially numbered pages

updated for foreign exchange rates for the remainder of the U.S. trading day at the prescribed 15 second interval.
     The Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount, nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Index Fund will be involved in, or be responsible for, the calculation or dissemination of the IOPV or provide a warranty as to its accuracy.
     Applicants have been advised by the Index Provider of the Underlying Indices that the value of the Underlying Indices will be updated intra-day on a real time basis as individual Component Securities change in price and will be disseminated every 15 seconds throughout the trading day by the primary listing Exchange or such other organization authorized by the Index Provider. In addition, these organizations will disseminate values for each Underlying Index once each trading day, based on closing prices on NASDAQ, an automated inter-dealer quotation system of a registered national securities association, or the relevant exchange market. Applicants expect the same from the Index Provider of future Underlying Indices and future primary listing Exchanges.
     Each Index Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit Aggregation as well as information regarding the Balancing Amount. The NAV for each Index Fund will be calculated and disseminated daily.
     In addition, each Index Fund will maintain a website that will include each Index Fund’s Prospectus and SAI, each Underlying Index, the prior business day’s NAV and the mid-point of the bid-ask spread at the time of calculation of the NAV (the “Bid/Ask Price”) and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of each Underlying Index and a description of the methodology used in its computation. The website will be publicly available prior to the public offering of Fund Shares of each Index Fund. The

44 of 97 sequentially numbered pages

Bid/Ask Price of an Index Fund will be determined using the highest bid and the lowest offer on the Exchange on which the Fund Shares are listed for trading. The Exchange is also expected to disseminate a variety of data such as “Total Cash Amount Per Creation Unit” (the amount of cash that would be required to purchase or redeem a Creation Unit Aggregation), the number of Fund Shares outstanding and NAV with respect to each Index Fund on a daily basis by means of CTA and CQ High Speed Lines.
     The closing prices of each Index Fund’s Deposit Securities will be readily available from, as applicable, the relevant Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters. With respect to Foreign Funds, the exchange rate information required to convert such information into U.S. dollars also will be readily available in newspapers and other publications and a variety of on-line services. Closing prices of any ADRs that are Deposit Securities for Foreign Funds will be readily available from the same sources as other U.S. equity securities, including Exchange and information services.
     In addition, information regarding market prices and volume of Fund Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Fund Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of shares of other ETFs, that Fund Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Fund Shares. Therefore, Exchange listing of Fund Shares should help ensure that there is a substantial amount of data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

45 of 97 sequentially numbered pages

     S. Sales and Marketing Materials; Prospectus Disclosure
     Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Index Funds on the one hand, and a traditional “open-end investment company” or “mutual fund” on the other hand. For example, with respect to disclosure in each Index Fund’s Prospectus concerning the description of the Index Fund and the non-redeemability of Fund Shares, the Index Funds will observe the following policies:46
•	the term “mutual fund” will not be used except to compare and contrast the Index Fund with conventional mutual funds;

•	the term “open-end management investment company” will be used only to the extent required by Form N-1A or other securities law requirements, and this phrase will not be included on a cover page or summary;

•	the front cover page and summary will include a distinct paragraph or paragraphs indicating that Fund Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable;

•	it will be disclosed that the owners of Fund Shares may acquire those Fund Shares from such Index Fund, and tender those Fund Shares for redemption to such Index Fund, in Creation Unit Aggregations only; and

•	it will be clearly disclosed that individual Fund Share prices may be below, at, or above the most recently calculated NAV of such Fund Shares.
     Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor the Index Funds will be

[46]	The detailed explanation of the issuance and redemption procedures for Creation Unit Aggregations will be in each Index Fund’s SAI.

46 of 97 sequentially numbered pages

advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Index Fund will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and each Index Fund in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and each Index Fund with traditional open-end management investment companies (which may be referred to as “mutual funds”).
     All marketing materials that describe the features or methods of obtaining, buying or selling Creation Unit Aggregations or Fund Shares traded on the applicable Exchange, or that refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable shares, and will disclose that the owners of Fund Shares may acquire those Fund Shares from an Index Fund, or tender such Fund Shares for redemption to an Index Fund, in Creation Unit Aggregations only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares.
     Each Index Fund’s Prospectus will also: state that while Creation Unit Aggregations of Fund Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Fund Shares to redeem them in a Creation Unit Aggregation; indicate the estimated cost of a Creation Unit Aggregation of such Index Fund based on the NAV of the Fund Shares as of a recent date; and refer to the SAI for details. After each Index Fund has traded for twelve months or more, the applicable Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to NAV to enable present and prospective shareholders to evaluate the relative desirability of the Fund

47 of 97 sequentially numbered pages

Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.
     The primary disclosure document with respect to the Fund Shares will be the Prospectus. As with all investment company securities, the purchase of Fund Shares in Creation Unit Aggregations will be accompanied or preceded by a statutory prospectus. A statutory prospectus would have to accompany each secondary market trade of the Fund Shares.
     An Index Fund’s Prospectus will make it clear that Fund Shares may be bought from such Index Fund only in Creation Unit Aggregations and redeemed by such Index Fund only if tendered in Creation Unit Aggregations, and will contain an explanation of the procedures for purchasing and redeeming Creation Unit Aggregations in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Fund Shares to constitute a Creation Unit Aggregation. Each Index Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Unit Aggregations from such Index Fund.
     In the event the provider of any Underlying Index no longer calculates such Underlying Index, if the Underlying Index license is terminated for any reason, or if the identity or the character of the Underlying Index is materially changed, the Board will engage a replacement Index Provider meeting the requirements described in this Application, or should it prove impracticable to engage a replacement Index Provider, take whatever action is deemed to be in the best interests of the applicable Index Fund’s shareholders. The Board’s actions will be disclosed to current and potential shareholders in periodic fund reports and in a stickered or revised Prospectus.

48 of 97 sequentially numbered pages

     T. Procedure by Which Fund Shares Will Reach Investors; Disclosure Documents
     Based on the Adviser’s observations of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Unit Aggregations of the Index Funds.
     One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Fund Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Unit Aggregations to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed below.
     The other likely market participant is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Fund Shares on an Exchange versus the aggregate value of the Portfolio Securities held by the applicable Index Fund. Applicants do not expect that arbitrageurs will hold positions in Fund Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Unit Aggregations of the Index Funds in pursuit of arbitrage profit, and in so doing, will enhance the liquidity of the secondary market and keep the market price of Fund Shares close to their NAV. Therefore, the ability to continuously purchase or redeem Creation Unit Aggregations at their NAV should ensure that Fund Shares will not trade at a material discount or premium.
     Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Fund Shares, may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations in connection with their market-making activities on the floor of the applicable Exchange.

49 of 97 sequentially numbered pages

     In the above examples, those who purchase Fund Shares in Creation Unit Aggregations may hold such Fund Shares or may, at the time of purchase or at a later time, sell such Fund Shares into the secondary market. Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and “retail” investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the relevant Underlying Index.
     Each Index Fund’s Prospectus will indicate that the proposed method by which Fund Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses of Prior ETFs. As described above, Fund Shares in Creation Unit Aggregations will be offered continuously to the public. Because new Fund Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Index Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in such Index Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in them being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.47
     Each Index Fund’s Prospectus will also: state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter; and state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to

[47]	For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Unit Aggregations after placing an order with the Distributor, breaks them down into the constituent Fund Shares, and sells such Fund Shares directly to customers, or if it chooses to couple the purchase of a supply of new Fund Shares with an active selling effort involving solicitation of secondary market demand for Fund Shares.

50 of 97 sequentially numbered pages

ordinary secondary market trading transactions), and thus dealing with Fund Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.48
     The Distributor will coordinate the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of each Index Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver each Index Fund’s Prospectus and SAI to the applicable Exchange, where they will be available for review by investors.
III. In Support of the Application
     A. Summary of the Application
     Applicants seek an order from the Commission (1) permitting each Index Fund, as a registered open-end investment company or a series of an open-end investment company, to issue Fund Shares with limited redeemability; (2) permitting secondary market transactions in Fund Shares at negotiated prices, rather than at the current offering price described in the Index Fund’s Prospectus; (3) permitting certain affiliated persons of each Index Fund to deposit securities into, and receive securities from, such Index Fund in connection with the purchase and redemption of Creation Unit Aggregations; (4) permitting Purchasing Management Companies (as defined below) and Purchasing Trusts

[48]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Fund Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Fund Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Fund Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that each Index Fund’s Prospectus and SAI are available at such Exchange upon request. Each Index Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

51 of 97 sequentially numbered pages

(as defined below) registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and that are not part of the same “group of investment companies” as the Index Funds, as defined in Section 12(d)(1)(G)(ii) of the Act, to acquire Fund Shares of the Index Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting the Index Funds and/or a Broker to sell Fund Shares to Purchasing Funds (as defined below) beyond the limits of Section 12(d)(1)(B) of the Act; and (5) permitting each Foreign Fund that engages in purchases and redemptions of Creation Unit Aggregations in-kind to provide payment or satisfaction of redemptions in periods exceeding seven days in certain circumstances.
     B. Relief Requested Pursuant to Section 6(c)
     Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of ... [the Act].”
     Applicants believe that Fund Shares afford significant benefits in the public interest. Among other benefits, availability of Fund Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Fund Shares, a low-cost basket of securities for accounts of individuals and institutions that can be traded throughout the day at prices that reflect minute by minute conditions other than end of day prices; make available a vehicle that would track the selected Underlying Index more closely than most alternative market-basket investments due, in part, to the realization of economies of scale; provide competition for comparable products available in both foreign and U.S. markets; attract

52 of 97 sequentially numbered pages

capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.
     The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”49 The Fund Shares proposed to be offered would provide to both retail and institutional investors new exchange-traded investment company products representing interests in targeted securities markets available to both retail and institutional investors. As such, Applicants believe the Fund Shares are appropriate for exemptive relief under Section 6(c).
     Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted in the Prior ETF Orders. Applicants have concluded that in-kind redemption of Creation Unit Aggregations of each Index Fund to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of each Index Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Index Fund to be used to track the Underlying Index, and to alleviate the inappropriate taxation of ongoing shareholders.
     C. Relief Requested Pursuant to Section 17(b)
     Section 17(b) of the Act provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

[49]	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

53 of 97 sequentially numbered pages

“the terms of the proposed transaction . . . are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].”
     The sale and redemption of Creation Unit Aggregations of each Index Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Unit Aggregations are sold and redeemed by an Index Fund at their NAV. The Portfolio Deposit for each Index Fund is based on a standard applicable to all and valued in the same manner in all cases, and such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe that the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations: are reasonable and fair and do not involve overreaching on the part of any person concerned; will be consistent with the Trust’s policy and that of each Index Fund as described herein; and are consistent with the general purposes of the Act.
     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior ETF Orders.
     D. Relief Requested Pursuant to Section 12(d)(1)(J)
     Applicants seek an order from the Commission pursuant to Section 12(d)(1)(J) of the Act to permit management investment companies and unit investment trusts to acquire shares of the Index Funds in excess of the limits of Section 12(d)(1) of the Act.
     The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of

54 of 97 sequentially numbered pages

persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.50 Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that purchasing funds enter into an agreement regarding the terms of the investment (a “Purchasing Fund Agreement”) adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.51
IV. Request for Order
A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
     Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the

[50]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

[51]	Id.

55 of 97 sequentially numbered pages

issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”
     Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Index Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of an Index Fund’s current net assets. The unusual aspect of such Fund Shares is that its terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual Fund Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable Creation Unit Aggregations of each Index Fund can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Fund Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Index Fund, as a registered open-end investment company or a series of a registered open-end management investment company, to issue individual Fund Shares that are redeemable only in Creation Unit Aggregations, as described herein.
     Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act. Owners of Fund Shares may purchase the requisite number of Fund Shares and tender the resulting Creation Unit Aggregation for redemption. Moreover, listing on an Exchange will afford all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Unit Aggregations may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Unit

56 of 97 sequentially numbered pages

Aggregations on the secondary market and the price of the individual Fund Shares of a Creation Unit Aggregation, taken together, should not vary substantially from the NAV of Creation Unit Aggregations.
     Moreover, Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Index Funds.
     Applicants believe that exempting the Trust to permit the Trust as a registered open-end investment company to issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted.
     B. Exemption from the Provisions of Section 22(d) and Rule 22c-1
     Section 22(d) of the Act provides, in part, that:
“no registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus . . . .”
     Rule 22c-1 provides that:
“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

57 of 97 sequentially numbered pages

     Fund Shares will be listed on an Exchange and the Market Maker will maintain a market for such Fund Shares. Secondary market transactions in Fund Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Fund Shares will trade on and away from52 the primary listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Fund Shares of each Index Fund will not, therefore, be accomplished at an offering price described in the Index Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.
     Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.53
     The first two purposes (i.e., preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers) would not seem to be relevant issues for secondary trading by dealers in Fund Shares. Secondary market transactions in Fund Shares would not cause dilution for owners of such Fund Shares

[52]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Fund Shares through the facilities of the Exchange.

[53]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

58 of 97 sequentially numbered pages

because such transactions do not directly involve Index Fund assets. A dilutive effect could occur only where transactions directly involving Index Fund assets take place.54 Similarly, secondary market trading in Fund Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Index Fund or any dealers involved in the sale of Fund Shares. Applicants have not been made aware of any particular problem of unjust or discriminatory pricing or manipulation in pricing secondary market transactions of shares of Prior ETFs. While Applicants have no detailed knowledge of pricing of these transactions, they are not aware of any particular problem of unjust or discriminatory pricing or manipulation in pricing of these transactions.
     With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Fund Shares either by purchasing them on the Exchange or by creating a Creation Unit Aggregation; therefore, no dealer should have an advantage over any other dealer in the sale of such Fund Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Fund Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Fund Shares should fall below the proportionate NAV of the underlying Index Fund assets, an investor needs only to accumulate enough individual Fund Shares of such Index Fund to constitute a Creation Unit Aggregation in order to

[54]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Index Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

59 of 97 sequentially numbered pages

redeem such Fund Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow. Applicants believe that, to date, Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Fund Shares should closely resemble that of Prior ETFs.
     Applicants believe that the nature of the markets in the Component Securities included in each Underlying Index will be the primary determinant of premiums or discounts. Prices in the secondary market for Fund Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in an Index Fund. An investor executing a trade in Fund Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV next computed by the Index Fund. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV before selling or purchasing.) Applicants believe that this ability to execute a transaction in Fund Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds.55 As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Fund Shares in reliance on the efficiency of the market. Since the portfolio of each Index Fund corresponds generally to the price and yield performance of the applicable Underlying Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

[55]	See supra Section II.L (“Pricing”).

60 of 97 sequentially numbered pages

     On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Fund Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.
     C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
     The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit certain affiliated persons of the Index Funds, or affiliated persons of affiliated persons (“second tier affiliates”), to effectuate purchases and redemptions in-kind.
     Section 17(a)(1) of the Act makes it unlawful
“for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal . . . knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”
     Section 17(a)(2) of the Act makes it unlawful
“for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal . . . knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”

61 of 97 sequentially numbered pages

     An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”
     Section 2(a)(9) of the Act defines “control” as
“the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company . . . .”
     The Index Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Index Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).
     Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.
     Past applications have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a

62 of 97 sequentially numbered pages

series of ongoing transactions, such as the ongoing sale and redemption of Creation Unit Aggregations, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).56
     To the extent that there are twenty or fewer holders of Creation Unit Aggregations of an Index Fund, some or all of such holders will be 5% owners of such Index Fund, and one or more may hold in excess of 25% of such Index Fund, as the case may be, and would therefore be deemed to be affiliated persons of such Index Fund either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Fund Shares are deemed to be affiliates (e.g., so long as twenty or fewer such holders exist), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with such Index Fund in return for a Creation Unit Aggregation (an in-kind purchase), and Section 17(a)(2) could be read to prohibit such persons from entering into an in-kind redemption procedure with an Index Fund.
     Furthermore, under other circumstances, one or more holders of Fund Shares might each accumulate 5% or more of such Index Fund’s Fund Shares. Also, the Market Maker for the Fund Shares might accumulate, from time to time, 5% or more of an Index Fund’s Fund Shares in connection with such Market Maker’s market-making activities. In addition, one or more holders of Fund Shares, or the Market Maker might from time to time, accumulate in excess of 25% of the Fund Shares and such persons would therefore be deemed to be affiliated persons of the Trust or an Index Fund under Section 2(a)(3)(C).
     Applicants therefore request an exemption to permit in-kind purchases and redemptions by persons that are affiliated persons or second tier affiliates of an Index Fund solely by virtue of one or more of the following: (a) holding 5% or more, or in

[56]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

63 of 97 sequentially numbered pages

excess of 25% of the outstanding Fund Shares of one or more Index Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Fund Shares of one or more Affiliated Funds, to effectuate in-kind purchases and redemptions.
     Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Fund Shares of an Index Fund in Creation Unit Aggregations.
     Both the deposit procedures for in-kind purchases of Creation Unit Aggregations and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to an Index Fund whether 15 or 1,500 Creation Unit Aggregations exist for such an Index Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the same manner as the Portfolio Securities that the Index Funds will hold and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer.57 Therefore, in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or second-tier affiliates, of an Index Fund to effect a transaction detrimental to other holders of Fund Shares.
     Applicants also note that the ability to take deposits and make redemptions in-kind will help each Index Fund to track closely its respective Underlying Index and therefore aid in achieving each Index Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Index Fund’s

[57]	See Section II.M (“Redemption of Fund Shares”) herein.

64 of 97 sequentially numbered pages

objective and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Index Funds, and the valuation of the Deposit Securities and Fund Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by each Index Fund as are used for calculating in-kind redemptions or purchases, each Index Fund will ensure that its NAV will not be adversely affected by such securities transactions.
     Accordingly, Applicants respectfully request an exemption to permit persons that are affiliated persons of the Index Funds solely by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the outstanding Fund Shares of one or more Index Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Fund Shares of one or more Affiliated Funds, to effectuate in-kind purchases and redemptions.
     For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of the Index Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

65 of 97 sequentially numbered pages

     D. Exemption from the Provisions of Section 22(e) of the Act
     The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations any of the Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
     Section 22(e) of the Act provides that:
“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except:
(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings, or (B) during which trading on the New York Stock Exchange is restricted;

(2)	for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable, or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”
     Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules in certain circumstances, may require a delivery process longer than seven calendar days for each Foreign Fund during the calendar year. Accordingly, Applicants hereby request relief

66 of 97 sequentially numbered pages

from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven days following the tender of a Creation Unit Aggregation of each Foreign Fund that effects in-kind purchases and redemptions of Creation Unit Aggregations.58 Applicants request that relief be granted such that each Foreign Fund, to the extent it holds Portfolio Securities which require a delivery process in excess of seven calendar days, may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction, up to a maximum of 14 calendar days, in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle. With respect to Future Index Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.
     Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen calendar days for each Foreign Fund requiring exemptive relief from the provisions of Section 22(e). A redemption delivery may be delayed due to the proclamation of new or special holidays,59 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially

[58]	Applicants are not requesting relief from the requirements of Section 22(e) with respect to Foreign Funds that will not effect in-kind purchases and redemptions of Creation Unit Aggregations.

[59]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

67 of 97 sequentially numbered pages

shortened trading hours60), the elimination of existing holidays, or changes in local securities delivery practices.61 The SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each Foreign Fund.
     Except as otherwise disclosed in the Prospectus and/or SAI for each Foreign Fund, deliveries of redemption proceeds by each Foreign Fund are expected to be made within seven days.
     Applicants propose that allowing redemption payments for Creation Unit Aggregations of each Foreign Fund to be made within fourteen days would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.
     Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.
     Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of each Foreign Fund. Currently, it is believed that no significant additional system or

[60]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

[61]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

68 of 97 sequentially numbered pages

operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Fund Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Index Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of the Index Funds).
     If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption is made in proper form. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
     Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by Claymore Index Funds, the Powershare Index Funds, the Van Eck Index Funds, the Vanguard Index Funds, WEBS

69 of 97 sequentially numbered pages

Index Fund, the CountryBaskets, the iShares, and the Fresco Index Shares Funds in orders relating to each of those funds.
     On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).
E.	Exemption from the Provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act
     Applicants request an exemption to permit management investment companies (“Purchasing Management Companies”) and unit investment trusts (“Purchasing Trusts”) registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and that are not part of the same “group of investment companies” as the Index Funds, as defined in Section 12(d)(1)(G)(ii) of the Act, to acquire Fund Shares of the Index Funds beyond the limits of Section 12(d)(1)(A).62 Applicants also seek an exemption to permit the Index Funds and/or a Broker to sell Fund Shares to Purchasing Funds (as defined below) beyond the limits of Section 12(d)(1)(B) of the Act. Purchasing Management Companies and Purchasing Trusts are collectively referred to herein as “Purchasing Funds.” Purchasing Funds do not include the Index Funds. Each Purchasing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Purchasing Fund Adviser”) and may be sub-advised by

[62]	Applicants request that this relief apply to other ETFs that are (i) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (ii) part of the same “group of investment companies” as the Trust within the meaning of Section 12(d)(1)(G)(ii) of the Act.

70 of 97 sequentially numbered pages

investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Purchasing Fund Sub-Adviser”). Any investment adviser to a Purchasing Management Company will be registered as an investment adviser under the Advisers Act. Each Purchasing Trust will have a sponsor (“Sponsor”) and trustees (“Trustees”).
     Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Index Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Index Funds from Section 17(a) of the Act. The requested exemption would permit the Purchasing Funds to acquire Fund Shares in each of the Index Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Index Fund to sell its Fund Shares to, and redeem its Fund Shares from, a Purchasing Fund that is an affiliated person or a second-tier affiliate of such Index Fund.63 The proposed transactions are substantially similar to the transactions for which relief was granted in iShares Trust and PADCO Advisers, Inc.64
     1. Legal Analysis
     Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section

[63]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Fund Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Fund Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The Purchasing Fund Agreement also will include this acknowledgement.

[64]	Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order) (the “Second iShares Order”). Investment Company Act Release Nos. 24678 (Oct. 5, 2000) (notice) and 24722 (Oct. 31, 2000) (order) (the “PADCO Order”).

71 of 97 sequentially numbered pages

12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.
          (a) Concerns Underlying Section 12(d)(1)(J)
     Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.65 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.66 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:
[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.67
     Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).68 These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii)

[65]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

[66]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[67]	House Hearings, 76th Cong., 3d Sess., at 112(1940) (testimony of David Schenker).

[68]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

72 of 97 sequentially numbered pages

layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).69
     Applicants propose a number of conditions designed to address these concerns.
     Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Purchasing Funds comply with any terms and conditions of the requested relief by requesting that a Purchasing Fund enter into a Purchasing Fund Agreement as a condition precedent to investing in an Index Fund beyond the limits imposed by Section 12(d)(1)(A). The Purchasing Fund Agreement will require the Purchasing Fund to adhere to the terms and conditions of the requested Order. Condition 7 limits the ability of a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Purchasing Fund’s Advisory Group” is defined as the Purchasing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment

[69]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

73 of 97 sequentially numbered pages

company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Purchasing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a “Purchasing Fund’s Sub-Advisory Group” is defined as any Purchasing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Purchasing Fund Sub-Adviser Group with respect to an Index Fund for which the Purchasing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act. The condition does not apply to the Purchasing Fund Sub-Advisory Group with respect to an Index Fund for which the Purchasing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.
     Condition 8 prohibits Purchasing Funds and Purchasing Fund Affiliates from causing an investment by a Purchasing Fund in an Index Fund to influence the terms of services or transactions between a Purchasing Fund or a Purchasing Fund Affiliate and the Index Fund or Fund Affiliate.70
     Conditions 8-11 are specifically designed to address the potential for a Purchasing Fund and certain affiliates of a Purchasing Fund (including Underwriting Affiliates) to exercise undue influence over an Index Fund and certain of its affiliates.71

[70]	“Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of an Index Fund and any person controlling, controlled by or under common control with any of these entities. “Purchasing Fund Affiliate” is defined as the Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Purchasing Fund, and any person controlling, controlled by or under common control with any of these entities.

[71]	For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Adviser or Purchasing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Index Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

74 of 97 sequentially numbered pages

     An Index Fund may choose to reject any direct purchase of Creation Units by a Purchasing Fund. To the extent that a Purchasing Fund purchases Fund Shares in the secondary market, an Index Fund would still retain its ability to reject initial purchases of Fund Shares made in reliance on the requested Order by declining to enter into the Purchasing Fund Agreement prior to any investment by a Purchasing Fund in excess of the limits of Section 12(d)(1)(A). An Index Fund would also retain its right to reject any initial investment by a Purchasing Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute a Purchasing Fund Agreement with a Purchasing Fund.
     With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
     Under Condition 17, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Index Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Purchasing Management Company.
     In addition, Conditions 12 and 13 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition 12, a Purchasing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Index Fund under Rule 12b-1

75 of 97 sequentially numbered pages

under the Act) received from an Index Fund by the Purchasing Fund Adviser, Trustee or Sponsor or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees, paid to the Purchasing Fund Adviser, Trustee or Sponsor or its affiliated person by an Index Fund, in connection with the investment by the Purchasing Fund in the Index Fund. Condition 12 also provides that any Purchasing Fund Sub-Adviser will waive fees otherwise payable to the Purchasing Fund Sub-Adviser, directly or indirectly, by the Purchasing Fund in an amount at least equal to any compensation received by the Purchasing Fund Sub-Adviser, or an affiliated person of the Purchasing Fund Sub-Adviser, other than any advisory fees paid to the Purchasing Fund Sub-Adviser or its affiliated person by an Index Fund, in connection with any investment by the Purchasing Fund in the Index Fund made at the direction of the Purchasing Fund Sub-Adviser. In the event that the Purchasing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Purchasing Fund. Condition 13 prevents any sales charges or service fees on Fund Shares of a Purchasing Fund from exceeding the limits applicable to a fund of funds set forth in National Association of Securities Dealers (“NASD”) Conduct Rule 2830.72
     The Purchasing Fund Agreement also will include an acknowledgement from the Purchasing Fund that it may rely on the requested Order only to invest in the Index Funds and not in any other investment company. No Index Fund will acquire securities of any investment company or any company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act except to the extent permitted by exemptive relief from the Commission permitting the Index Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex

[72]	All references to NASD Conduct Rule 2830 also includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

76 of 97 sequentially numbered pages

structures, the requested order will not create or give rise to circumstances enabling a Purchasing Fund to invest in excess of the limits of Section 12(d)(1)(A) in an Index Fund which is in turn able to invest in another investment company in excess of such limits. In addition, to avoiding excess complexity, the fact that the Index Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.
     F. Sections 17(a), 17(b) and 6(c) of the Act
     Applicants are seeking relief from Section 17(a) of the Act to permit an Index Fund, to the extent that the Index Fund is an affiliated person or a second-tier affiliate of a Purchasing Fund, to sell Fund Shares to and purchase Fund Shares from a Purchasing Fund and engage in the accompanying in-kind transactions.73 Although Applicants believe that most Purchasing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from an Index Fund, a Purchasing Fund might seek to transact in Creation Unit Aggregations directly with an Index Fund.
     Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Purchasing Fund relying on the requested order could own 5% or more of the outstanding voting securities of an Index Fund. In such cases and for other reasons, such

[73]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares of an Index Fund, or (b) an affiliated person of an Index Fund, or an affiliated person of such person, for the sale by the Index Fund of its Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The Purchasing Fund Agreement also will include this acknowledgment.

77 of 97 sequentially numbered pages

Index Fund could become an affiliated person of the Purchasing Fund. In light of this and other possible affiliations, Section 17(a) could prevent an Index Fund from selling Fund Shares to, and redeeming Fund Shares from, a Purchasing Fund and engaging in any accompanying in-kind transactions.
     Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
     Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because an Index Fund may engage in multiple transactions with a Purchasing Fund, Applicants are seeking relief pursuant to section 6(c). As mentioned above, Applicants believe that most Purchasing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from an Index Fund. However, the requested relief would apply to direct sales of Creation Unit Aggregations by an Index Fund to a Purchasing Fund and direct redemptions of Fund Shares.
     Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing

78 of 97 sequentially numbered pages

property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
     Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Fund Shares directly from an Index Fund will be based on the NAV of such Index Fund in accordance with policies and procedures set forth in such Index Fund’s registration statement.
     Second, the proposed transactions directly between Index Funds and Purchasing Funds will be consistent with the policies of each Purchasing Fund. The purchase of Creation Unit Aggregations by a Purchasing Fund will be accomplished in accordance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement. The Purchasing Fund Agreement will require any Purchasing Fund that purchases Creation Unit Aggregations directly from an Index Fund to represent that the purchase of Creation Unit Aggregations from an Index Fund by a Purchasing Fund will be accomplished in compliance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund’s registration statement. The proposed transactions also will be consistent with the policies of the Index Funds.
     Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Fund Shares offer Purchasing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that

79 of 97 sequentially numbered pages

the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act
V. Discussion of Precedent
     The relief requested by Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the relief granted by the Commission in the ALPS Order, PowerShares Order, and iShares Order.
     The relief requested with respect to Section 22(d) and Rule 22c-1 thereunder (relating to trading of Fund Shares on an Exchange at prices determined by market forces) is virtually identical to the relief granted by the Commission in the ALPS Order, PowerShares Order, and iShares Order.
     The relief requested with respect to Sections 17(a) and 17(b) of the Act is substantially similar to the exemptive relief granted by the Commission in GMO Core Trust, Investment Company Act Release Nos. 15415 (Nov. 14, 1986) (notice) and 16048 (Oct. 14, 1987) (order) and is virtually identical to the exemptive relief granted by the Commission in the ALPS Order, PowerShares Order, and iShares Order.
     The relief requested with respect to Section 22(e) is virtually identical to the exemptive relief granted by the Commission in the ALPS Order.
     The relief requested with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief granted by the Commission in the ALPS Order.
     Applicants note that the Commission has proposed Rule 6c-11 under the Act that would exempt exchange-traded funds from certain provisions of the Act and the Commission’s rules.74 Applicants agree that the requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

[74]	Investment Company Act Release No. 28193 (Mar. 11, 2008).

80 of 97 sequentially numbered pages

VI. Express Conditions to this Application
     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:75
     ETF Relief
1.	As long as the Index Funds operate in reliance on the requested order, the Fund Shares will be listed on an Exchange.

2.	Neither the Trust nor any Index Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Index Fund’s Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from such Index Fund and tender those Fund Shares for redemption to such Index Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from an Index Fund and tender those Fund Shares for redemption to such Index Fund in Creation Unit Aggregations only.

3.	The website maintained for the Index Funds, which will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis, for each Index Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution

[75]	See supra note 5.

81 of 97 sequentially numbered pages

of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.	Each Index Fund’s Prospectus and annual report will also include: (a) the information listed in condition 3(b), (i) in the case of the Index Fund’s Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Index Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.	Each Index Fund’s Prospectus will clearly disclose that, for purposes of the Act, Fund Shares are issued by such Index Fund, which is a registered investment company, and that the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in an Index Fund beyond the limits in Section l2(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Index Fund regarding the terms of the investment.

6.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

82 of 97 sequentially numbered pages

     Section 12(d)(1) Relief
7.	The members of a Purchasing Fund’s Advisory Group will not control (individually or in the aggregate) an Index Fund within the meaning of Section 2(a)(9) of the Act. The members of a Purchasing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) an Index Fund within the meaning of Section 2(a)(9) of the Act. If as a result of a decrease in the outstanding Fund Shares of an Index Fund, a Purchasing Fund’s Advisory Group or a Purchasing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding Fund Shares of an Index Fund, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to the Purchasing Fund’s Sub-Advisory Group with respect to an Index Fund for which the Purchasing Fund’s Sub-Adviser or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.	No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in an Index Fund to influence the terms of any services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Index Fund or a Fund Affiliate.

9.	The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Adviser and Purchasing Fund Sub-Adviser are conducting the investment program of the Purchasing Management Company without

83 of 97 sequentially numbered pages

taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from an Index Fund or Fund Affiliate in connection with any services or transactions.
10.	No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Index Fund) will cause an Index Fund to purchase a security in any Affiliated Underwriting.

11.	Before investing in an Index Fund in excess of the limits in Section 12(d)(1)(A), each Purchasing Fund and the Index Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors and Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), a Purchasing Fund will notify the Index Fund of the investment. At such time, the Purchasing Fund will also transmit to the Index Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Index Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The relevant Index Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.	The Purchasing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount

84 of 97 sequentially numbered pages

at least equal to any compensation (including fees received under any plan adopted under Rule 12b-1 under the Act) received from an Index Fund by the Purchasing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor or its affiliated person by an Index Fund, in connection with the investment by the Purchasing Fund in the Index Fund. Any Purchasing Fund Sub-Adviser will waive fees otherwise payable to the Purchasing Fund Sub-Adviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from an Index Fund by the Purchasing Fund Sub-Adviser, or an affiliated person of the Purchasing Fund Sub-Adviser, other than any advisory fees paid to the Purchasing Fund Sub-Adviser or its affiliated person by an Index Fund, in connection with any investment by the Purchasing Management Company in an Index Fund made at the direction of the Purchasing Fund Sub-Adviser. In the event that the Purchasing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.
13.	Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

14.	Once an investment by a Purchasing Fund in the Fund Shares exceeds the limits of Section 12(d)(l)(A)(i) of the Act, the Board of an Index Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Index Fund to a Purchasing Fund or Purchasing Fund Affiliate in connection with any services or

85 of 97 sequentially numbered pages

transactions (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by such Index Fund; (ii) is within the range of consideration that the Index Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Index Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).
15.	The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by an Index Fund in an Affiliated Underwriting once the investment by a Purchasing Fund in an Index Fund exceeds the limits of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in an Index Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Index Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Index Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have

86 of 97 sequentially numbered pages

changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Index Fund.
16.	Each Index Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in the shares of the Index Fund exceeds the limits of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

17.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Index Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

87 of 97 sequentially numbered pages

18.	No Index Fund will acquire securities of any other investment company or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Index Fund to purchase shares of other investment companies for short-term cash management purposes.
VII. Names and Addresses
     The following are the names and addresses of Applicants:
Florentez Investment Management, Inc.
12 Brillantez
Irvine, CA 92620
ShariahShares Exchange-Traded Fund Trust
12 Brillantez
Irvine, CA 92620
     All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

88 of 97 sequentially numbered pages

VIII. Authorization and Signatures
     A. Florentez Investment Management, Inc.
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Saeid Hamedanchi is authorized to sign and file this document on behalf of Florentez Investment Management, Inc. as Adviser to ShariahShares Exchange-Traded Fund Trust, pursuant to the general authority vested in him as Chief Executive Officer.

Florentez Investment Management, Inc.
By:	/s/ Saeid Hamedanchi
	Name:	Saeid Hamedanchi
	Title:	Chief Executive Officer

     Dated: 2/1/2010

89 of 97 sequentially numbered pages

     B. ShariahShares Exchange-Traded Fund Trust
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Saeid Hamedanchi is authorized to sign and file this document on behalf of ShariahShares Exchange-Traded Fund Trust pursuant to the general authority vested in him as Chief Executive Officer.

ShariahShares Exchange-Traded Fund Trust
By:	/s/ Saeid Hamedanchi
	Name:	Saeid Hamedanchi
	Title:	Chief Executive Officer

Dated: 2/1/2010

90 of 97 sequentially numbered pages

Verification of Application and Statement of Fact

State of California	)
	)	ss:
County of Orange	)
     In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated February 1, 2010 for an order, for and on behalf of Florentez Investment Management, Inc.; that he is the Chief Executive Officer of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Saeid Hamedanchi
Name: Saeid Hamedanchi
Title: Chief Executive Officer
Subscribed and sworn to before me, a notary public, this 1st day of February, 2010.

Suzanne Marie Frost Notary Public
My commission expires:
91 of 97 sequentially numbered pages

Verification of Application and Statement of Fact

State of California	)
	)	ss:
County of Orange	)
     In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated February 1, 2010 for an order, for and on behalf of ShariahShares Exchange-Traded Fund Trust; that he is the Chief Executive Officer of such company; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Saeid Hamedanchi
Name: Saeid Hamedanchi
Title: Chief Executive Officer
Subscribed and sworn to before me, a notary public, this 1st day of February, 2010.

Suzanne Marie Frost Notary Public
My commission expires:
92 of 97 sequentially numbered pages

APPENDIX A
Description of each Underlying Index
Summary of each Index
(a)	FTSE Shariah USA Index

The FTSE Shariah USA Index is designed to represent the country level performance of the largest and most liquid Shariah compliant companies based on the FTSE GEIS US Large and Mid cap Index companies.

(b)	FTSE Shariah Developed ex US Index

The FTSE Shariah Developed ex US Index is designed to represent the performance of the largest and most liquid Shariah compliant companies based on the FTSE GEIS Developed ex US Large and Mid cap Index companies.
Index Methodology
(a)	FTSE Shariah USA Index

The FTSE Global Equity Index Series (“GEIS”) is an arithmetic weighted series where the weights are the market capitalization of each company. The price index is the summation of the free float adjusted market values (or capitalizations) of all companies within the index and each constituent company is weighted by its market value (shares-in-issue multiplied by share price multiplied by free float factor) to which an investibility weighting may be applied. The price movement of a larger company (say, representing five per cent of the value of the index) will, therefore, have a larger effect on the index than a smaller company (say, representing one per cent of the value of the index).

The formula used for calculating the index is straightforward. However, determining the capitalization of each constituent company and calculating the capitalization adjustments to the index is more complex. The index value itself is simply a number which relates the total market value of all companies within the index at a particular point in time compared to a comparable calculation at a starting point.

Where a company does not list all its shares in an eligible class, these unlisted shares are not eligible for index inclusion, but are included for ranking purposes where recognized. Where a company does not list an entire class, these unlisted shares are not eligible.

(b)	FTSE Shariah Developed ex US Index

The FTSE Global Equity Index Series is a arithmetic weighted Series where the weights are the market capitalization of each company. The price index is the summation of the free float adjusted market values (or capitalizations) of all companies within the index and each constituent company is weighted by its market value (shares-in-issue multiplied by share price multiplied by free float
93 of 97 sequentially numbered pages

factor) to which an investibility weighting may be applied. The price movement of a larger company (say, representing five per cent of the value of the index) will, therefore, have a larger effect on the index than a smaller company (say, representing one per cent of the value of the index).

The formula used for calculating the indices is straightforward. However, determining the capitalization of each constituent company and calculating the capitalization adjustments to the index is more complex. The index value itself is simply a number which relates the total market value of all companies within the index at a particular point in time compared to a comparable calculation at a starting point.

The FTSE Shariah Developed ex US Index consists of Australia, Austria, Belgium/Luxembourg, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, and the United Kingdom.

Where a company does not list all its shares in an eligible class these unlisted shares are not eligible for index inclusion, but are included for ranking purposes where recognized. Where a company does not list an entire class, these unlisted shares are not eligible.
Index Construction
(a)	FTSE Shariah USA Index

US Large and Mid cap companies included in FTSE GEIS USA Index are eligible for the FTSE Shariah USA Index. Yasaar Research Inc. will ensure that all constituents and potential constituents are screened quarterly to determine their Shariah status. An overview of the Yasaar / FTSE stock screening criteria are listed below.
(i)	Companies involved in the following activities will be considered to be non-permitted business sectors:
•	Conventional finance (i.e., non-Islamic banking, finance and insurance).

•	Alcohol.

•	Pork related products and non-halal food production, packaging and processing or any other activity related to pork and non-halal food.

•	Entertainment (casinos, gambling, cinema, music, pornography and hotels).
94 of 97 sequentially numbered pages

•	Tobacco.

•	Weapons, arms and defense manufacturing.
(ii)	After companies have been screened by their business sector activity, the remaining companies are further examined on their finances to ensure that those companies are Shariah compliant. Only those companies that pass the following financial ratios will be considered Shariah compliant:
•	Debt is less than 33% of total assets.

•	Cash and Interest bearing items are less than 33% of total assets.

•	Accounts receivable and cash are less than 50% of total assets.

•	Total interest and non compliant activities income should not exceed 5% of total revenue.

•	Appropriate purification of dividends at 5% (this ratio calculates the recommended purification amount to be paid by the investor).
The shares, investability weightings and treatment of secondary lines of stock of constituents are the same as those in the GEIS. Companies will be included in the appropriate indices if they are current Large and Mid cap constituents of the FTSE GEIS USA Index, and they are considered to be Shariah compliant.

(b)	FTSE Shariah Developed ex US Index

US Large and Mid cap companies included in FTSE GEIS Developed ex US Index are eligible for the FTSE Shariah Developed ex US Index. Yasaar will ensure that all constituents and potential constituents are screened quarterly to determine their Shariah status. An overview of the Yasaar / FTSE stock screening criteria are listed below.
(i)	Companies involved in the following activities will be considered to be non-permitted business sectors:
•	Conventional finance (i.e., non-Islamic banking, finance and insurance).

•	Alcohol.

•	Pork related products and non-halal food production, packaging and processing or any other activity related to pork and non-halal food.

•	Entertainment (casinos, gambling, cinema, music, pornography and hotels).
95 of 97 sequentially numbered pages

•	Tobacco.

•	Weapons, arms and defense manufacturing.
(ii)	After companies have been screened by their business sector activity, the remaining companies are further examined on their finances to ensure that those companies are Shariah compliant. Only those companies that pass the following financial ratios will be considered Shariah compliant:
•	Debt is less than 33% of total assets.

•	Cash and Interest bearing items are less than 33% of total assets.

•	Accounts receivable and cash are less than 50% of total assets.

•	Total interest and non compliant activities income should not exceed 5% of total revenue.

•	Appropriate purification of dividends at 5% (this ratio calculates the recommended purification amount to be paid by the investor).
The shares, investability weightings and treatment of secondary lines of stock of constituents are the same as those in the GEIS. Companies will be included in the appropriate indices if they are current Large and Mid cap constituents of the FTSE GEIS Developed ex US Index, and they are considered to be Shariah compliant.
Attribution and Disclaimer
The ShariahShares Exchange-Traded Fund Trust is not in any way sponsored, endorsed, sold or promoted by FTSE International Limited (“FTSE”) or by the London Stock Exchange Plc (the “Exchange”) or by The Financial Times Limited (“FT”) (collectively, the “Licensor Parties”) and none of the Licensor Parties make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE Shariah USA Index or the FTSE Shariah Developed ex USA Index (each, an “Index”) and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. Each Index is compiled and calculated by FTSE. None of the Licensor Parties shall be liable (whether in negligence or otherwise) to any person for any error in an Index and none of the Licensor Parties shall be under any obligation to advise any person of any error therein.
“FTSE®,” “FT-SE®” and “Footsie®” are trademarks of the Exchange and the FT and are used by FTSE under license.
96 of 97 sequentially numbered pages

APPENDIX B
Description of the Index Provider
     FTSE Group (FTSE) is a world-leader in the creation and management of over 120,000 equity, bond and alternative asset class indices. With offices in London, Frankfurt, Hong Kong, Beijing, Boston, Shanghai, Madrid, Paris, New York, San Francisco, Sydney and Tokyo, FTSE Group works with partners and clients in 77 countries worldwide.
     FTSE is an independent company jointly owned by The Financial Times and the London Stock Exchange. FTSE does not give financial advice to clients, which allows for the provision of truly objective market information.
     FTSE indices are used extensively by a range of investors such as consultants, asset owners, fund managers, investment banks, stock exchanges and brokers. The indices are used for purposes of investment analysis, performance measurement, asset allocation, portfolio hedging and the creation of index tracking funds.
     Independent committees of senior fund managers, derivatives experts, actuaries and other experienced practitioners review and approve all changes to the indexes to ensure that they are made objectively and without bias.
97 of 97 sequentially numbered pages